Exhibit 99.2

Management’s Discussion and Analysis
For the three months ended March 31, 2014
New Gold Inc.

TABLE OF CONTENTS

1	EXECUTIVE SUMMARY
2	FINANCIAL AND OPERATING HIGHLIGHTS
3	Operating highlights
3	Development and exploration highlights
4	Financial highlights
4	Corporate developments
5	2014 OUTLOOK
6	KEY PERFORMANCE DRIVERS AND ECONOMIC OUTLOOK
6	Key performance drivers
7	Economic outlook
8	CORPORATE SOCIAL RESPONSIBILITY
9	FINANCIAL AND OPERATING RESULTS
9	Summary of quarterly financial and operating results
12	Review of operating mines
20	DEVELOPMENT AND EXPLORATION REVIEW
23	FINANCIAL CONDITION REVIEW
23	Balance sheet review
24	Liquidity and cash flow
26	Commitments
26	Contingencies
27	Contractual obligations
27	Related party transactions
27	Off-balance sheet arrangements
27	Outstanding shares
27	NON-GAAP FINANCIAL PERFORMANCE MEASURES
31	ENTERPRISE RISK MANAGEMENT
31	General risks
32	Financial risk management
36	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
38	CONTROLS AND PROCEDURES
39	CAUTIONARY NOTES

Management’s Discussion and Analysis

For the three months ended March 31, 2014

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”), including its predecessor entities. This MD&A should be read in conjunction with New Gold’s unaudited consolidated financial statements for the three months ended March 31, 2014 and 2013 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with our audited annual financial statements for the year ended December 31, 2013 and the related Management’s Discussion and Analysis. This MD&A contains forward-looking statements that are subject to risk factors set out in a cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at April 30, 2014. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

EXECUTIVE SUMMARY

New Gold is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico and development projects in Canada and Chile. With a strong liquidity position, simplified balance sheet and an experienced management and Board of Directors, the Company has a solid platform to continue to execute its growth strategy. For the first quarter of 2014, the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”), combined to produce 91,317 ounces of gold, 25.9 million pounds of copper and 414,667 ounces of silver as a result of continued strong performance at New Afton offset by planned gold production quarterly decreases at the Peak Mines and Cerro San Pedro.

New Gold’s production costs remain very competitive when compared to the broader gold mining space. In the first quarter of 2014, New Gold achieved total cash costs(1) of $254 per ounce compared to $485 per ounce in the prior year period and record-low all-in sustaining costs(1) of $674 per ounce compared to $1,004 per ounce in the same prior year period. The Company continues to further establish itself as one of the lowest cost producers in the industry. New Gold has been able to maintain its costs at a level it believes is well below the industry average as the Company also produces silver and copper as by-product metals which have historically moved in line with, and acted as an offset to, some of the input cost pressures faced by the mining industry.

On January 16, 2014, the Company announced its Feasibility Study results for the Rainy River project. The Feasibility Study updated a prior Feasibility Study done by Rainy River Resources Ltd. in May 2013 to ensure that the key inputs and assumptions used for the Rainy River project were consistent with those used for New Gold’s other projects and operations. Over the first nine years of its mine life, it is expected the Rainy River project will produce an annual average of 325,000 ounces of gold at total cash costs(1) well below the current industry average.

New Gold continues to build on its successful portfolio which now consists of four operating mines and three development projects, all located in jurisdictions that are considered favourable to mining activities.

1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

FINANCIAL AND OPERATING HIGHLIGHTS
Three months ended March 31
(in millions of U.S. dollars, except where noted)	2014	2013
Operating information:
Gold (ounces):
Produced (1)	91,317	94,695
Sold (1)	94,052	95,181
Silver (ounces):
Produced (1)	414,667	424,817
Sold (1)	416,551	423,466
Copper (thousands of pounds):
Produced (1)	25,891	15,998
Sold (1)	25,100	15,867
Average realized price (2):
Gold ($/ounce)	1,308	1,494
Silver ($/ounce)	20.40	29.25
Copper ($/pound)	2.98	3.44
Total cash costs per gold ounce sold (2)(3)	254	485
All-in sustaining costs per gold ounce sold (2)(3)	674	1,004
Total cash costs per gold ounce sold on a co-product basis (2)(3)	658	793
All-in sustaining costs per gold ounce sold on a co-product basis (2)(3)	908	1,147

Financial Information:
Revenues	190.5	201.8
Operating margin(2)	92.0	95.7
Earnings from mine operations	40.4	57.8
Net (loss) earnings	(1.8)	36.3
Adjusted net earnings(2)	18.2	20.6
Net cash generated from operations	81.4	58.5
Capital expenditures	56.6	76.4
Total assets	4,240.2	4,302.2
Cash and cash equivalents	438.1	672.4
Long-term debt	865.0	854.3

Share Data:
Earnings (loss) per share:
Basic	0.00	0.08
Diluted	0.00	0.08
Adjusted net earnings per basic share (2)	0.04	0.04
Share price as at March 31 (TSX – Canadian dollars)	5.47	9.24
Weighted average outstanding shares (basic) (millions)	504	476

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, adjusted net earnings, adjusted net earnings per share, cash generated from operations, excluding working capital changes and income taxes paid, are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenues. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenues were treated as co-products, co-product total cash costs for the three months ended March 31, 2014 would be $10.03 per ounce of silver (2013 - $15.08) and $1.64 per pound of copper (2013 - $1.96). The 2013 comparative figures for silver have been adjusted to include silver at Peak Mines and New Afton. Co-product all-in sustaining costs for the three months ended March 31, 2014 would be $13.93 per ounce of silver (2013 -$22.00) and $2.21 per pound of copper (2013 - $2.77).

OPERATING HIGHLIGHTS

•     Gold production for the first quarter of 2014 was 91,317 ounces, compared to 94,695 ounces in the prior year period. Production increases from New Afton and Mesquite were offset by planned lower production at Peak Mines and Cerro San Pedro. New Afton’s gold production increased by 83% compared to the prior year period and 8% compared to the prior quarter due to increased throughput levels combined with higher grades and recoveries, while Mesquite’s production increased as a result of improved grades and a benefit from ounces placed at the end of 2013 that flowed into the first quarter of 2014. Production at Cerro San Pedro, however, was impacted by lower ore tonnes as a result of mining at the top of Phase 5, while production at Peak Mines was impacted by the processing of lower grade ore.

•     Gold sales were 94,052 ounces for the first quarter of 2014 compared to 95,181 ounces in the prior year period.

•     Copper production for the first quarter of 2014 was 25.9 million pounds, compared to 16.0 million pounds in the prior year period. This increased production was primarily due to New Afton which achieved an 86% increase in copper production compared to the prior year period as a result of increased mill throughput rates and improved grades and recoveries.

•     Copper sales were 25.1 million pounds for the first quarter of 2014 compared to 15.9 million pounds in the prior year period. This increase is a result of increased copper production primarily from New Afton.

•     Total cash costs per gold ounce sold, net of by-product sales, decreased to $254 per ounce for the first quarter of 2014, compared to $485 per ounce in the prior year period. The reduction of $231 per ounce relative to the prior quarter was primarily driven by lower consolidated operating costs, increased by-product revenue and a benefit from foreign exchange movements in all jurisdictions offset by lower average realized copper and silver prices.

•     All-in sustaining costs per gold ounce sold decreased to $674 per ounce for the first quarter of 2014, compared to $1,004 per ounce in the prior year period. In addition to the decrease from the cash cost component, all-in sustaining costs decreased due to a reduction in sustaining capital expenditures compared to the prior year period.

DEVELOPMENT AND EXPLORATION HIGHLIGHTS

•     The Rainy River Feasibility Study was completed on January 16, 2014, which highlights life-of-mine gold and silver production of 3.4 million ounces and 6.0 million ounces, respectively. In the first nine years, 325,000 ounces of annual gold production are expected at total cash costs of $613 per ounce and all-in sustaining costs of $736 per ounce.

•     At Blackwater, the Environmental Assessment report for filing with key stakeholders in the second quarter of 2014 is nearly completed. Blackwater also completed the Environmental Assessment capacity funding agreements with key First Nations.

•     Blackwater has established six priority targets for the 2014 exploration program based on interpretation of results of historic drilling and surface sampling programs.

FINANCIAL HIGHLIGHTS

•     Revenues were $190.5 million for the first quarter of 2014, compared to $201.8 million in the same prior year period. The benefit from increased copper sales in the quarter was offset by a slight decrease in gold and silver sales and a significant decrease in the average realized prices of all metals. The average realized price for the first quarter of 2014 was $1,308 per ounce of gold, $20.40 per ounce of silver and $2.98 per pound of copper, compared to $1,494 per ounce of gold, $29.25 per ounce of silver and $3.44 per pound of copper in the first quarter of 2013.

•     Earnings from mine operations were $40.4 million for the first quarter of 2014, compared to $57.8 million in the same prior year period. The decrease in earnings from mine operations is attributed primarily to lower average realized commodity prices. Additionally, the increased production and sales from New Afton were offset by lower earnings from Mesquite, Peak Mines and Cerro San Pedro, reflecting lower commodity prices, as well as lower ore tonnes mined and lower grade ore at Cerro San Pedro and Peak Mines.

•     Net loss of $1.8 million or $0.00 per basic share for the first quarter of 2014 compared to net earnings of $36.3 million or $0.08 per basic share in the prior year period. Net earnings were impacted by the change in earnings from mine operations discussed above and the impact of non-operating “Other gains and losses”, where a loss of $16.2 million was recorded for the first quarter of 2014 relative to a gain of $15.8 million in the first quarter of 2013. Other gains and losses consists primarily of foreign exchange gains or losses, and gains or losses on the mark-to-market measurement of the Company’s share purchase warrants. This was partially offset by a decreased tax expense of $7.3 million in the first quarter of 2014 relative to $12.4 million in the first quarter of 2013.

•     Adjusted net earnings were $18.2 million or $0.04 per basic share for the first quarter of 2014, relative to adjusted net earnings of $20.6 million or $0.04 per basic share in the same prior year period. Adjusted net earnings were impacted by the change in earnings from mine operations, partially offset by a decreased income tax expense.

•     Net cash generated from operations was $81.4 million for the first quarter of 2014 compared to $58.5 million in the same prior year period. While New Afton significantly added to New Gold’s net cash generated from operations, lower average realized prices and reduced net cash generated at Cerro San Pedro and Peak Mines partially offset the benefit. Additionally, the first quarter of 2014 saw a benefit from a decreased use in working capital and lower income taxes paid.

•     Cash and cash equivalents were $438.1 million at March 31, 2014 compared to $414.4 million at December 31, 2013.  Net cash generated from operations of $81.4 million was offset by cash used in investing activities of $56.1 million.

CORPORATE DEVELOPMENT

The Company continues to pursue disciplined growth both through organic initiatives and value-enhancing mergers and acquisitions. The Company came together through two accretive business combinations in mid-2008 and mid-2009. Since the middle of 2009, New Gold has successfully enhanced the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. The Company continues to evaluate assets in favourable jurisdictions where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, while ensuring that any potential acquisition is accretive on key per share metrics. The Company strives to maintain a strong financial position while continually reviewing strategic alternatives with the view of maximizing shareholder value. In short, New Gold’s objective is to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position.

On January 16, 2014, the Company announced its Feasibility Study results for the Rainy River project. The Feasibility Study updated a prior Feasibility Study done by Rainy River Resources Ltd. in May 2013 to ensure that the key inputs and assumptions used for the Rainy River project were consistent with those used for New Gold’s other projects and operations. The project has been designed as an open pit and underground mine with a targeted mill throughput of 21,000 tonnes per day. Commissioning is targeted for late 2016, with full production in 2017. Over the first nine years of its mine life, it is expected the Rainy River project will produce an annual average of 325,000 ounces of gold at costs well below the current industry average.

2014 OUTLOOK
New Gold is pleased to re-iterate its guidance for 2014 as follows:

2014 PRODUCTION AND COST GUIDANCE

	Gold Production	Copper Production	Silver Production	Total cash costs	All-in sustaining costs
	(thousands of ounces)	(millions of pounds)	(thousands of ounces)	(per ounce)	(per ounce)
New Afton	102 - 112	78 - 84	200 - 300	($1,260) – ($1,240)	($620) - ($600)
Mesquite	113 - 123	-	-	$930 - $950	$1,310 - $1,330
Peak Mines	95 - 105	14 - 16	50 - 150	$630 - $650	$1,065 - $1,085
Cerro San Pedro	70 - 80	-	1,100 - 1,300	$1,030 - $1,050	$1,125 - $1,145
Total	380 - 420	92 - 100	1,350 - 1,750	$320 - $340	$815 - $835

New Gold’s copper and silver by-product revenue continues to provide an effective natural hedge against the various cost pressures being faced by the broader industry which allows the Company to deliver lower costs.

Assumptions used in 2014 guidance include gold, silver and copper prices of $1,300 per ounce, $20.00 per ounce and $3.25 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.11, $1.14 and $13.00 to the U.S. dollar, respectively. The diesel price assumed for 2014 is $3.25 per gallon, which reflects recent prices being paid at Mesquite.

Gold prices, silver prices and average foreign exchange rates were in line with these assumptions during the first quarter, however prices of copper have declined below the assumed level in recent weeks. Though the Company’s cash costs and all-in sustaining costs would be negatively impacted should copper prices remain below the assumed prices, other cost-related factors such as the depreciation of the Canadian dollar, would benefit costs.

KEY PERFORMANCE DRIVERS AND ECONOMIC OUTLOOK
KEY PERFORMANCE DRIVERS
There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are spot prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs
New Gold’s portfolio of operating mines produced 91,317 ounces of gold in the first quarter of 2014.

Total cash costs and all-in sustaining costs for the first quarter of 2014, net of by-product sales, were $254 and $674 per gold ounce sold, respectively.

Commodity Prices

Gold Prices
The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company will be closely related to the prevailing price of gold. For the first quarter of 2014, New Gold achieved an average realized gold price of $1,308 per ounce compared to the London PM fix average gold price of $1,294 per ounce. New Gold achieved a higher realized gold price compared to the London PM fix average primarily as a result of certain 2013 sales settling in 2014 at a higher price than recorded at year-end.

The outlook for gold prices remains subject to volatility in the near term, but as interest rates remain low and the economic recovery is uncertain, the fundamentals that support gold price remain in place. New Gold is in a strong position to operate both in a low gold price environment and to take advantage of a recovery in prices through our growth projects.

Copper and silver prices
For the first quarter of 2014, New Gold achieved an average realized copper price of $2.98 per pound compared to the average London Metals Exchange copper price of $3.19 per pound. The current year period was moderately impacted by certain 2013 sales settling in 2014 at a lower copper price than recorded at year end 2013 as well as the timing of concentrate shipments during the first quarter, which were weighted towards the end of the quarter, by which time the market price of copper had reduced significantly.

The Company typically enters into copper swaps at the time of concentrate shipments to offset pricing choices made by the customer that would result in a copper price determined several months in the future, with related inter-quarter earnings volatility. During the first quarter of 2014, shipments and sales were significantly weighted towards the end of the quarter, with copper prices fixed through swaps concurrently. As copper prices declined in the latter part of the quarter, the net realized price for copper was therefore below the average market price for the quarter as a whole.

For the first quarter of 2014, New Gold achieved an average realized silver price of $20.40 compared to an average London PM fix price of $20.49 per ounce.

Foreign Exchange Rates
The Company operates in Canada, the United States, Australia, Mexico and Chile, while revenues are predominantly generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars.

New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Blackwater and Rainy River, as well as through corporate administration costs. The Company also has exposure to the Australian dollar through Peak Mines and to the Mexican peso through Cerro San Pedro.

The Canadian dollar weakened by approximately 10% compared to the first quarter of 2013. A weaker Canadian dollar decreases costs in U.S. dollar terms at the Company’s Canadian operations.

The Australian dollar weakened by approximately 16% compared to the first quarter of 2013. A weaker Australian dollar decreases costs in U.S. dollar terms at the Company’s Australian operations.

The Mexican peso weakened by approximately 5% compared to the first quarter of 2013. A significant portion of costs at Cerro San Pedro are incurred in U.S. dollars and, as such, the movement in the Mexican peso exchange rate is not a major driver of U.S. dollar-denominated costs.

For an analysis of the impact of foreign exchange fluctuations on operating costs in 2014 relative to 2013, refer to the ‘Review of Operating Mines’ sections for New Afton, Cerro San Pedro and Peak Mines for details.

ECONOMIC OUTLOOK
Commodities experienced a volatile first quarter of 2014 as markets weighed prospects for economic recovery alongside global tensions including those in the Ukraine. The U.S. Federal Reserve’s quantitative easing program looks set to continue to taper through the year, but recovery remains slow and uncertain, and inflation and interest rates show no sign of significant increases in the foreseeable future. As a low cost producer with a pipeline of development projects, New Gold is particularly well-positioned to both manage in a lower gold price environment and to take advantage of a recovery in the gold market.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, supply of and demand for gold and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable. The Company has not hedged foreign exchange rates and metal prices, with the exception of the gold hedge mandated by Mesquite’s 2008 project financing. The hedge position was eliminated on May 15, 2013. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

CORPORATE SOCIAL RESPONSIBILITY

New Gold is committed to excellence in corporate social responsibility. We consider our ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business.  We will achieve our objective through the protection of the health and well-being of our people and our host communities as well as environmental stewardship and community engagement and development.

As a partner of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with reference to Human Rights, Labour, Environmental Stewardship and Anti-Corruption. As a member of the Mining Association of Canada (“MAC”), our Canadian operations adopt the MAC’s Towards Sustainable Mining protocols.

New Gold’s corporate social responsibility objectives include promoting and protecting the welfare of our employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. At New Gold, we believe that our people are our most valued assets regardless of gender, race, cultural background, age, religion or sexual orientation. We strive to create a culture of inclusiveness that begins at the top and is reflected in our hiring, promotion and overall human resources practices. We encourage tolerance and acceptance in worker-to-worker relationships. In each of our host communities we are recognized as an employer of choice as a result of our competitive wages and benefits, and our policies of recognizing and rewarding employee performance and promoting from within wherever possible.

We are committed to preserving the long-term health and viability of the natural environments affected by our operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – we are committed to excellence in environmental management. From the earliest site investigations, we carry out comprehensive environmental studies to establish baseline measurements for flora, fauna, land, air and water. During operations, we promote the efficient use of resources, work to minimize environmental impacts and maintain robust monitoring programs. We implement progressive reclamation and re-vegetation activities throughout the life of our operations. After mining activities are complete, our objective is to restore the land to a level of productivity equivalent to its pre-mining capacity or to an alternative land-use determined through consultation with local stakeholders. We continually seek new strategies for enhancing our environmental performance including programs to improve energy efficiency, reduce our carbon footprint and minimize our use of water and other resources.

We are committed to establishing relationships based on mutual benefit and active participation with our host communities to contribute to healthy communities and sustainable community development. Wherever our operations interact with Indigenous peoples, we endeavor to understand and respect traditional values, customs and culture. We take meaningful action to serve their development needs and priorities through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. We foster open communication with local residents and community leaders and strive to be a full partner in the long-term sustainability of the communities and regions in which we operate. We believe that only by thoroughly understanding the people, their histories, and their needs and aspirations, can we engage in a meaningful development process that will contribute to their cultural and economic health and welfare.

Environmental Highlights of Q1 2014		Community Highlights of Q1 2014

•	Our operations reported no major environmental incidents.	•	New Gold Ranked #14 overall in the “Future 40 - Most responsible corporate leaders in Canada” by Corporate Knights.
•	New Afton achieved ISO 50001 certification, the first mine in North America to do so.	•	Launched Cerro San Pedro Responsible Closure Program

FINANCIAL AND OPERATING RESULTS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

Production
New Gold’s consolidated gold production during the first quarter of 2014 was 91,317 ounces compared to 94,695 ounces in the same prior year period. Increased production at New Afton and Mesquite was offset by lower production at Cerro San Pedro and Peak Mines. New Afton increased gold production by 83% relative to the prior year period, producing 27,364 ounces in the first quarter of 2014 compared to 14,936 ounces in the first quarter of 2013. Increases at New Afton were a result of improved throughput levels, as the gyratory crusher was not commissioned for the first quarter of 2013, which resulted in processing lower grade stockpiles compared to 2014, while Mesquite saw improved grades and benefitted from ounces placed late in the prior year.

New Gold’s consolidated copper production during the first quarter increased 62% to 25.9 million pounds from 16.0 million pounds in the same prior year period. At New Afton, the continued throughput increases, coupled with improved grade and recoveries compared to the first quarter of 2013 for the reasons noted above, led to an 86% increase in copper production compared to the first quarter of 2013.

Silver production at Cerro San Pedro decreased during the first quarter with 318,643 ounces in 2014 relative to 358,905 ounces in the same prior year period, due primarily to mining of lower silver grade.

Revenues
Revenues were $190.5 million for the first quarter of 2014, compared to $201.8 million in the same prior year period. The decrease is driven primarily by increased copper sales offset by a decrease in gold and silver sales volumes and decreased average realized prices relative to the same prior year period. In addition, revenue was negatively impacted by a $6.8 million non-cash charge as the loss incurred on the monetization of the company’s legacy hedge position in May of 2013 is realized into income over the original term of the hedge contract. There is no comparative amount in the prior year period as gold hedging contracts were still in place. While New Gold’s operating cash flow should benefit by realizing the spot price for all gold ounces at Mesquite going forward, revenue will continue to be impacted by the quarterly reclassification of the loss on the monetization of the hedge to revenue.

Increase copper sales of 25.1 million pounds, compared to 15.9 million pounds in the same prior year period was offset by a decrease in gold sales in the first quarter of 2014 of 94,052 ounces, relative to 95,181 ounces in the first quarter of 2013 and silver sales of 416,551 ounces from 423,466 ounces in 2013. Revenue was also impacted by lower average realized prices across all metals. The average realized prices for the first quarter of 2014 were $1,308 per ounce of gold, $20.40 per ounce of silver and $2.98 per pound of copper, compared to $1,494 per ounce of gold, $29.25 per ounce of silver and $3.44 per pound of copper in the same prior year period.

Operating expenses
Operating expenses were $98.5 million in the first quarter of 2014 relative to $106.1 million in the first quarter of 2013. The decrease in operating expenses is primarily attributable to decreased production at Peak Mines, in addition to reduced operating costs primarily reflecting lower personnel costs and a positive foreign exchange impact. Additionally, even with a significant increase in production at New Afton, operating costs decreased reflecting improved operational efficiencies as a result of less ore handling from the gyratory crusher now being online as well as improved throughput levels, grades and recoveries. Partially offsetting this, current quarter operating expenses at Cerro San Pedro were impacted by increased costs from cyanide and reagents.

Depreciation and depletion
Depreciation and depletion for the first quarter of 2014 was $51.6 million compared to $37.9 million for the same prior year period, impacted primarily by increased depletion at New Afton due to increased production and sales.

Earnings from mine operations
For the first quarter of 2014, New Gold had earnings from mine operations of $40.4 million compared with $57.8 million in the same prior year period. The decrease in earnings from mine operations is attributed primarily to lower average realized commodity prices and increased depreciation and depletion. While New Afton contributed meaningfully to earnings from mine operations, the contribution from the other operating sites declined reflecting the lower commodity prices, lower ore tonnes mined at Cerro San Pedro and lower grade at Peak Mines.

Corporate administration costs
Corporate administration costs were $6.3 million in the first quarter of 2014 compared to $7.3 million in the same prior year period. These costs were positively impacted by the weaker Canadian dollar.

Share-based compensation costs
Share-based compensation costs were $2.2 million in the first quarter of 2014 compared to $2.5 million in the first quarter of 2013. The reduction reflects the mark-to-market of equity-based liabilities.

Exploration and business development
Exploration and business development costs were $3.1 million in the first quarter of 2014 compared to $4.0 million for the same prior year period primarily due to decreased exploration activity at New Afton and Peak Mines, partly offset by an increase at Blackwater.

Other gains and losses
The following other gains and losses are all added back for the purposes of adjusted net earnings:

Non-hedged derivatives
In the first quarter of 2014, the Company recorded a gain of $2.3 million relating to the mark-to-market of the share purchase warrants compared to a gain of $22.6 million in the same prior year period. The Company’s functional currency is the U.S. dollar, however, the share purchase warrants are denominated in Canadian dollars, and therefore treated as a derivative liability under IFRS. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected in earnings.

Foreign exchange
The Company recognized a foreign exchange loss of $18.8 million for the quarter ended March 31, 2014 compared to a loss of $5.6 million in the same prior year period. The majority of this loss is due to the Company recognizing a foreign exchange loss of $12.3 million in relation to the translation of the tax basis of the non-monetary assets and liabilities. A large proportion of the Company’s non-monetary balances relate to New Afton, and as the Canadian dollar weakened compared to the U.S. dollar in the quarter by 4%, the Company recognized a foreign exchange loss.

Ineffectiveness on hedge instruments
In the first quarter of 2014, there was no gain or loss recorded for the ineffective portion of the gold hedge as New Gold eliminated the remaining hedge position in May 2013. This compares to a loss of $0.5 million for the same prior year period.

Income tax
Income and mining tax expense in the first quarter of 2014 was $7.3 million compared to $12.4 million in the same prior year period due mainly to the reduction in the net income before tax for the Company. The effective tax rate in the first quarter of 2014 was 133% compared to 25% in the same prior year period. The primary reason for a higher unadjusted effective tax rate is due to the impact of foreign exchange related to the deferred tax on non-monetary assets and liabilities. In the first quarter of 2014 the Company recorded a foreign exchange expense of $12.3 million on non-monetary assets and liabilities, compared to $4.5 million in the same prior year period with no associated tax recovery. The impact of this foreign exchange was higher than last year primarily as a result of the weaker Canadian dollar compared to the U.S. dollar.

On an adjusted net earnings basis, the effective tax rate in the first quarter of 2014 was 36%, consistent with 37% in the same prior year period.  The adjusted effective tax rates exclude the impact of the foreign exchange.

Net (loss) earnings
For the quarter ended March 31, 2014, New Gold had a net loss of $1.8 million, or $0.00 per basic share. This compares with net earnings of $36.3 million, or $0.08 per basic share in the same prior year period.

Adjusted net earnings
For the three months ended March 31, 2014, adjusted net earnings were $18.2 million or $0.04 per basic share, compared to adjusted net earnings of $20.6 million or $0.04 per basic share in the prior year period.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statement.  Key entries in this grouping are: the fair value changes for share purchase warrants; foreign exchange gain or loss and other non-recurring items. Other adjustments also include the non-cash charge as the loss incurred on the monetization of the company’s legacy hedge position is realized into income over the original term of the hedge contract, which is included in revenue. The prior period tax is adjusted for the impact of the increase in the Category 1 income tax in Chile. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented.

Quarterly financial and operating information
Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except per share amounts and where noted)
	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Gold sales (ounces)	94,052	104,523	94,082	98,037	95,181	109,766	95,166	96,928	93,676

Revenues	190.5	198.4	196.0	183.5	201.8	250.9	195.5	176.1	168.8

Net earnings (loss)	(1.8)	(254.7)	12.2	15.0	36.3	123.9	17.8	23.7	33.5
Per share:
Basic	0.00	(0.51)	0.02	0.03	0.08	0.26	0.04	0.05	0.07
Diluted	0.00	(0.51)	0.02	0.03	0.08	0.26	0.03	0.05	0.07

Adjusted net earnings	18.2	16.7	20.0	4.3	20.6	49.7	42.6	45.8	44.2
Per share:
Basic	0.04	0.04	0.04	0.01	0.04	0.11	0.09	0.10	0.10
Diluted	0.04	0.03	0.04	0.01	0.04	0.11	0.09	0.10	0.09

REVIEW OF OPERATING MINES

NEW AFTON MINE, BRITISH COLUMBIA, CANADA

The New Afton gold-copper mine is located in Kamloops, British Columbia, Canada.  The mine is a large underground gold-copper deposit. New Afton’s property package consists of the nine square kilometre Afton mining lease which centers on the New Afton gold-copper mine as well as 115 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district. At December 31, 2013, the mine had 0.9 million ounces of Proven and Probable gold Reserves and 904 million pounds of Proven and Probable copper Reserves, with 2.3 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 1.99 billion pounds of Measured and Indicated copper Resources, inclusive of Reserves. For a breakdown of reserves and resources by category and further information about reserve and resource estimates, refer to the Company’s annual information form dated March 28, 2014.

AT-A-GLANCE
Q1 2014 Production: GOLD: 27,364 OUNCES COPPER: 22 MILLION POUNDS TOTAL CASH COSTS/oz: ($1,283) ALL-IN SUSTAINING COSTS/oz: ($664)
2014 Production Targets: GOLD: 102,000 TO 112,000 OUNCES COPPER: 78 TO 84 MILLION POUNDS TOTAL CASH COSTS/oz: ($1,260) to ($1,240) ALL-IN SUSTAINING COSTS/oz: ($620) to ($600)
A summary of New Afton’s operating results is provided below:
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2014	2013
Operating information:
Ore mined (thousands of tonnes)	1,168	754
Ore processed (thousands of tonnes)	1,160	834
Average grade:
Gold (grams/tonne)	0.86	0.67
Copper (%)	1.00	0.79
Recovery rate (%):
Gold	84.9	83.2
Copper	86.2	81.3
Gold (ounces)
Produced (1)	27,364	14,936
Sold (1)	26,844	15,577
Copper (thousands of pounds)
Produced (1)	22,018	11,809
Sold (1)	21,714	12,069
Silver (ounces)
Produced (1)	63,755	34,803
Sold (1)	60,166	35,166
Average realized price (2):
Gold ($/ounce)	1,330	1,591
Copper ($/pound)	2.98	3.44
Silver ($/ounce)	20.19	27.66
Total cash costs per gold ounce sold (2)(3)	(1,283)	(770)
All-in sustaining costs per gold ounce sold (2)	(664)	432
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce sold)	413	721
Copper ($/pound sold)	0.93	1.56
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce sold)	630	1,164
Copper ($/pound sold)	1.41	2.51

Financial Information:
Revenues	94.2	63.4
Operating margin (2)	70.1	36.8
Earnings from mine operations	37.0	18.4
Capital expenditures	21.0	42.0
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold is net of by-product copper revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Quarterly Operating Results

Production
In the first quarter of 2014, New Afton had record production of both gold and copper compared to the prior year period. These increases were a result of an increase in ore mined as well as higher grades and recoveries. The increase in ore mined in the first quarter of 2014 was primarily due to the gyratory crusher being online for a full quarter as well as an increase in throughput levels and less waste compared to the first quarter of 2013. New Afton also experienced higher grade ore in the first quarter of 2014 as a result of more mature draw points compared to new draw points in the first quarter of 2013.

Revenue
Revenues in the first quarter of 2014 increased by 49% when compared to the prior year period. The increase in revenue is primarily due to increased production and sales of all metals offset by lower average realized prices of gold and copper. The average realized gold price was $1,330 per ounce, above the London PM fix average of $1,294 per ounce primarily as a result of certain 2013 sales settling in 2014 at a higher prices than recorded at year-end. The average realized copper price was $2.98 per pound, below the average London Metals Exchange copper price of $3.19 per pound. During the first quarter of 2014, shipments and sales were significantly weighted towards the end of the quarter, with copper prices fixed through swaps concurrently. As copper prices declined in the latter part of the quarter, the net realized price for copper was therefore below the average market price for the quarter as a whole. At the end of the quarter, the Company’s exposure to the impact of movements in market commodity prices for provisionally priced contracts was 21,400 ounces of gold and 27.6 million pounds of copper. Exposure to these movements in market commodity prices are reduced by 25.7 million pounds of copper swaps outstanding at the end of the quarter with settlement periods ranging from April to September 2014.

Total cash costs and all-in sustaining costs
Total cash costs per gold ounce sold, net of by-product sales, was negative $1,283 per ounce for the first quarter of 2014 compared to negative $770 per ounce in the same prior year period. The first quarter of 2014 saw a decrease in operating costs due to improved operational efficiency, higher by-product sales and a positive impact from the depreciation of the Canadian dollar, relative to the prior year period.  All-in sustaining costs per gold ounce sold was negative $664 per ounce for the first quarter of 2014 compared to $432 per ounce for the first quarter of 2013 as a result of the above-noted positive variance in cash costs, as well as similar sustaining capital expenditures spread over the increased gold production base.

Earnings from mine operations
New Afton contributed $37.0 million to the Company’s earnings from mine operations for the first quarter of 2014 compared to $18.4 million for the prior year period. While production and operating costs improved in the first quarter of 2014, the impact of higher depletion from increased sales partially offset this positive impact.

Capital expenditures
Capital expenditures for the first quarter of 2014 totalled $21.0 million, of which $16.2 million related to sustaining capital and $4.8 to non-sustaining, or growth capital. In the first quarter of 2014, sustaining capital expenditures related to the purchase of a CAT truck and mine development costs and growth capital expenditures related primarily to capitalized exploration and the mill expansion. This compares to $42.0 million in the prior year period, of which $18.7 million related to sustaining capital and $23.3 million to growth capital. The first quarter of 2013 saw increased sustaining capital spend from draw bell development.

Impact of Foreign Exchange on Operations
New Afton’s operations continue to be impacted by fluctuations in the valuation of the Canadian dollar against the U.S. dollar. The value of the Canadian dollar in the first quarter of 2014 averaged 1.10 against the U.S. dollar compared to 1.01 in the first quarter of 2013 resulting in a positive impact on cash costs of approximately $109 per gold ounce sold.

Exploration Project Review

During the first quarter of 2014, exploration at New Afton continued to focus on delineating additional mineral resources to expand the C-zone resource and potentially extend New Afton’s overall mine life. The 2014 drilling program commenced in February with approximately 7,750 metres of the 31,000 metre program completed at quarter-end.  The C-zone exploration program remains on track for completion during the third quarter. The results of the program will provide the basis for future technical studies for the C-zone and be incorporated into the Company’s 2014 year-end mineral resource estimate for New Afton.

MESQUITE MINE, CALIFORNIA, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach operation. The mine was operated between 1985 and 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. The mine resumed production in 2008. New Gold acquired Mesquite as part of the business combination with Western Goldfields in mid-2009. At December 31, 2013, the mine had 2.2 million ounces of Proven and Probable gold Reserves and 4.9 million ounces of Measured and Indicated gold Resources, inclusive of Reserves. For a breakdown of reserves and resources by category and further information about reserve and resource estimates, refer to the Company’s annual information form dated March 28, 2014.

AT-A-GLANCE
Q1 2014 Production: GOLD: 25,732 OUNCES TOTAL CASH COSTS/oz: $893 ALL-IN SUSTAINING COSTS/oz: $1,069
2014 Production Targets: GOLD: 113,000 TO 123,000 OUNCES TOTAL CASH COSTS/oz: $930 to $950 ALL-IN SUSTAINING COSTS/oz: $1,310 to $1,330
A summary of Mesquite’s operating results is provided below:
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2014	2013
Operating information:
Ore mined (thousands of tonnes)	1,708	3,505
Waste mined (thousands of tonnes)	9,598	8,890
Ratio of waste to ore	5.62	2.54
Ore to leach pad (thousands of tonnes)	1,708	3,505
Average grade:
Gold (grams/tonne)	0.40	0.32
Gold (ounces)
Produced (1) (2)	25,732	25,504
Sold (1)	27,982	25,708
Average realized price (3)(4):
Gold ($/ounce)	1,294	1,201
Total cash costs per gold ounce sold (3)	893	879
All-in sustaining costs per gold ounce sold (3)	1,069	1,011

Financial Information:
Revenues	29.3	30.9
Operating margin (3)	4.6	8.5
(Loss) earnings from mine operations	(1.8)	3.1
Capital expenditures	3.8	3.4
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

4.
Average realized price per gold ounce for Mesquite includes realized gains and losses from gold hedge settlements but excludes the revenue reduction related to the hedge monetization over the original term of the hedge.

Quarterly Operating Results
Production
In the first quarter of 2014, Mesquite’s gold production was consistent with the prior year period. Mesquite mined lower ore tonnes as a result of transitioning between pits and additional waste stripping, however realized improved grades in the new area. In the first quarter of 2013, production was lower due to the mine plan moving through a phase of ore that was below reserve grade. Ore tonnes mined are expected to progressively improve through the remainder of 2014 as the mine approaches historical operating strip ratios.

Revenue
Revenues in the first quarter of 2014 decreased by 5% when compared to the prior year period. Mesquite sales and average realized prices increased compared to the prior year period; however, this was offset by the non-cash charge of $6.8 million included in revenue as the loss incurred on the monetization of the company’s legacy hedge position is realized into income over the original term of the hedge contract. This adjustment was not included in the first quarter of 2013. The average realized gold price during the first quarter of 2014 was $1,294 per ounce, in line with the London PM fix of $1,294 per gold ounce. This compared to $1,201 per ounce of gold sold in the same prior year period. The revenue from the prior year quarter reflects an average realized price considerably lower than the average London PM fix price of $1,630 per gold ounce as 16,500 ounces of production from the quarter was required to settle at the hedge price of $801 per ounce. After closing the hedge position in May 2013, the Company has full exposure to the gold price on all ounces sold.

Total cash costs and all-in sustaining costs
Total cash costs per gold ounce sold for the first quarter of 2014 were $893 per ounce, consistent with $879 per ounce in the same prior year period. As sustaining capital increased slightly compared the prior year period, all-in sustaining costs per gold ounce sold were $1,069 per ounce for the first quarter of 2014 compared to $1,011 per ounce for the first quarter of 2013.

(Loss) earnings from mine operations
Mesquite generated a $1.8 million loss from mine operations for the first quarter of 2014, compared to $3.1 million in earnings in the prior year period due to increased operating costs and depreciation.

Capital expenditures
Capital expenditures totalled $3.8 million, all of which is sustaining capital primarily associated with continued infill drilling for the first quarter of 2014. This compared to $3.4 million for the prior year period.

Exploration Project Review

During March 2014, the Company commenced a 24,000 metre delineation and infill drilling program to upgrade the classification status of mineral resources scheduled for mining during 2015. The project is currently on schedule for completion during the second quarter of 2014. The results of the program will be incorporated into the Company’s 2014 year-end mineral resource and reserve estimates and 2015 mining and operating plan for Mesquite.

PEAK MINES, NEW SOUTH WALES, AUSTRALIA

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines was originally built by Rio Tinto Plc and commenced production in 1992. At December 31, 2013, the mine had 0.4 million ounces of Proven and Probable gold Reserves and 98 million pounds of Proven and Probable copper Reserves, with 0.8 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 158 million pounds of Measured and Indicated copper Resources, inclusive of Reserves. For a breakdown of reserves and resources by category and further information about reserve and resource estimates, refer to the Company’s annual information form dated March 28, 2014.

AT-A-GLANCE
Q1 2014 Production: GOLD: 20,920 OUNCES COPPER: 3.9 MILLION POUNDS TOTAL CASH COSTS/oz: $757 ALL-IN SUSTAINING COSTS/oz: $1,102
2014 Production Targets: GOLD: 95,000 TO 105,000 OUNCES COPPER: 14 TO 16 MILLION POUNDS TOTAL CASH COSTS/oz: $630 to $650 ALL-IN SUSTAINING COSTS/oz: $1,065 to $1,085
A summary of Peak Mines’ operating results is provided below:
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2014	2013
Operating information:
Ore mined (thousands of tonnes)	197	156
Ore processed (thousands of tonnes)	204	201
Average grade:
Gold (grams/tonne)	3.46	4.72
Copper (%)	0.95	1.03
Recovery rate (%):
Gold	91.9	91.5
Copper	90.8	91.9
Gold (ounces)
Produced (1)	20,920	27,868
Sold (1)	19,797	27,428
Copper (thousands of pounds)
Produced (1)	3,873	4,189
Sold (1)	3,386	3,798
Silver (ounces)
Produced (1)	32,269	31,109
Sold (1)	24,112	27,387
Average realized price (2):
Gold ($/ounce)	1,315	1,592
Copper ($/pound)	2.95	3.43
Silver ($/ounce)	20.88	28.00
Total cash costs per gold ounce sold (2)(3)	757	819
All-in sustaining costs per gold ounce sold (2)(3)	1,102	1,377

Financial Information:
Revenues	35.2	54.0
Operating margin(2)	11.0	21.2
Earnings from mine operations	0.7	13.7
Capital expenditures	6.0	13.4
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per gold ounce and all-in sustaining costs per gold ounce sold is net of by-product copper revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If copper revenues were treated as a co-product, the average total cash costs at Peak Mines for the three months ended March 31, 2014 would be $899 per ounce of gold (2013 - $990) and $2.16 per pound of copper (2013 - $2.27). All-in sustaining costs on a co-product basis for three months ended March 31, 2014 would be $1,145 per ounce of gold (2013 - $1,414) and $2.71 per pound of copper (2013 - $3.18).

Quarterly Operating Results
Production
In the first quarter of 2014, Peak Mines had decreased production of both gold and copper compared to the prior year period. Production in the current quarter was primarily impacted by lower grade ore due to mine sequencing which was in line with reserve grade. Through the balance of 2014, the combination of moderate increases in throughput and higher gold grade is scheduled to lead to higher quarterly production.

Revenue
Revenue for the first quarter of 2014 decreased 36% compared to the prior year period as there were lower sales volumes for both gold and copper coupled with lower average realized prices. The average realized gold price was $1,315 per ounce, which was above the average London PM fix price. This compares to an average realized gold price of $1,592 per ounce in the first quarter of 2013.  The average realized copper price was $2.95 per pound in the first quarter of 2014, below the average London Metals exchange copper price of $3.19 per pound. This compares to $3.43 per pound in the same prior year period. During the first quarter of 2014, shipments and sales were significantly weighted towards the end of the quarter, with copper prices fixed through swaps concurrently. As copper prices declined in the latter part of the quarter, the net realized price for copper was therefore below the average market price for the quarter as a whole. At the end of the quarter, the Company’s exposure to the impact of movements in market commodity prices for provisionally priced contracts was 3,700 ounces of gold and 5.6 million pounds of copper. Exposure to these movements in market commodity prices are reduced by 3.2 million pounds of copper swaps outstanding at the end of the quarter with settlement periods ranging from May to September 2014.

Total cash costs and all-in sustaining costs
Total cash costs per gold ounce sold for the first quarter of 2014 were $757 per ounce compared to $819 per ounce in the same prior year period. Cash costs decreased primarily as a result of a decrease in operating costs, primarily reflecting lower personnel costs and a positive foreign exchange impact, offset by decreased copper by-product revenue. All-in sustaining costs per gold ounce sold were $1,102 per ounce for the first quarter of 2014 compared to $1,377 per ounce for the prior year period. In addition to the decrease from the cash cost component, sustaining capital for the quarter was lower than the prior year period, as the first quarter of 2013 included loader and truck replacement costs.

Earnings from mine operations
Peak Mines generated $0.7 million in earnings from operations for the first quarter of 2014, compared to $13.7 million in earnings in the same prior year period. The impact of lower operating costs and foreign exchange in the first quarter of 2014 was more than offset by decreased production and sales.

Capital expenditures
Capital expenditures totalled $6.0 million, all of which is sustaining capital for the first quarter of 2014 compared to $13.4 million for the first quarter of 2013.

Impact of Foreign Exchange on Operations
Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the U.S. dollar. The value of the Australian dollar in the first quarter of 2014 averaged 1.11 against the U.S. dollar compared to 0.96 in the first quarter of 2013 resulting in a positive impact on cash costs of approximately $195 per gold ounce sold.

Exploration Project Review

During the first quarter of 2014, the Company completed 11,981 metres of exploration and resource delineation drilling at its Peak Mines operation. Approximately 50% of this total was directed at exploration to test potential extensions of the Perseverance and Chesney deposits with the remaining 50% directed at infill drilling to upgrade and convert mineral resources to reserves at the Perseverance, Chesney and New Cobar deposits. The results of this drilling will be incorporated into the Company’s 2014 year-end mineral resource and reserve estimates and 2015 mining and operating plan for Peak Mines.

CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. At December 31, 2013, the mine had 0.4 million ounces of Proven and Probable gold Reserves and 15.6 million ounces of Proven and Probable silver Reserves, with 0.4 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 15.9 million ounces of Measured and Indicated silver Resources, inclusive of Reserves. For a breakdown of reserves and resources by category and further information about reserve and resource estimates, refer to the Company’s annual information form dated March 28, 2014. Cerro San Pedro achieved ISO 14001 certification of its environmental management system and has a record of compliance with Mexican and international environmental standards.

AT-A-GLANCE
Q1 2014 Production: GOLD: 17,301 OUNCES SILVER: 0.3 MILLION OUNCES TOTAL CASH COSTS/oz: $947 ALL-IN SUSTAINING COSTS/oz: $1,080
2014 Production Targets: GOLD: 70,000 TO 80,000 OUNCES SILVER: 1.1 TO 1.3 MILLION OUNCES TOTAL CASH COSTS/oz: $1,030 to $1,050 ALL-IN SUSTAINING COSTS/oz: $1,125 to $1,145
A summary of Cerro San Pedro’s operating results is provided below:
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2014	2013
Operating information:
Ore mined (thousands of tonnes)	1,270	3,434
Waste mined (thousands of tonnes)	7,519	3,532
Ratio of waste to ore	5.92	1.03
Ore to leach pad (thousands of tonnes)	1,270	3,434
Average grade:
Gold (grams/tonne)	0.31	0.32
Silver (grams/tonne)	14.00	18.15
Gold (ounces)
Produced (1)(2)	17,301	26,387
Sold (1)	19,429	26,468
Silver (ounces)
Produced (1)(2)	318,643	358,905
Sold (1)	332,273	360,913
Average realized price (3):
Gold ($/ounce)	1,290	1,619
Silver ($/ounce)	20.40	29.51
Total cash costs per gold ounce sold (3)(4)	947	495
All-in sustaining costs per gold ounce sold (3)(4)	1,080	598

Financial Information:
Revenues	31.8	53.5
Operating margin	6.3	29.2
Earnings from mine operations	4.5	22.6
Capital expenditures	11.2	3.1
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.

4.
The calculation of total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If the silver revenues were treated as a co-product, the average total cash costs at Cerro San Pedro for the three months ended March 31, 2014, would be $1,020 per ounce of gold (2013 - $719) and  $16.13 per ounce of silver (2013 - $13.10). All-in sustaining costs on a co-product basis for the three months ended March 31, 2014 would be $1,125 per ounce of gold (2013 - $801) and $17.79 per ounce of silver (2013 - $14.60).

Quarterly Operating Results

Production
For the first quarter of 2014, gold and silver production decreased as per the Company’s plans compared to the same prior year period due to reduced ore accessibility, partly offset by improved recoveries seen from ounces placed in prior periods. At Cerro San Pedro, the first half of the year is primarily focused on waste stripping to prepare the pit for the final phase of mining. In the first quarter of 2014, mining moved from the bottom of Phase 4 to the top of Phase 5 which provided limited ore availability and lower ore tonnes mined. Production in the first quarter of 2014 was supplemented through the efforts of the metallurgical team during the last quarter of 2013 in adjusting the leach solution by increasing cyanide and sodium hydroxide levels as well as adding more lime to the ore trucks.

Revenue
Revenues for the first quarter of 2014 decreased from the prior year period, due to a combination of lower ounces of gold and silver sold and lower commodity prices. The average realized gold price during the first quarter of 2014 was $1,290 compared to $1,619 per ounce in the first quarter of 2013. The average realized silver price per ounce during the first quarter of 2014 and 2013 was $20.40 and $29.51.

Total cash costs and all-in sustaining costs
Total cash costs per gold ounce sold for the first quarter of 2014 were $947 per ounce compared to $495 per ounce in the same prior year period. Cerro San Pedro was impacted by a lower realized silver price and lower silver sales volume, negatively impacting by-product revenue. Additionally, Cerro San Pedro experienced increased operating costs relating to cyanide and reagent costs due to the enhanced leaching program and the operation’s fixed costs being attributed to a lower gold production base. All-in sustaining costs per gold ounce sold were $1,080 per ounce for the first quarter of 2014 compared to $598 per ounce for the prior year period, reflecting the negative variance in total cash costs, offset by slightly lower sustaining capital expenditures in the current quarter.

Earnings from mine operations
Cerro San Pedro generated $4.5 million in earnings from mine operations in the first quarter of 2014 compared to earnings of $22.6 million in the same prior year period. This is primarily due to lower gold and silver production and sales volume.

Capital expenditures
Capital expenditures for the first quarter of 2014 totalled $11.2 million, which included $2.4 million of sustaining capital and $8.8 million of growth capital relating to Phase 5. This compared to $3.1 million, which included $2.7 of sustaining capital and $0.4 million of growth capital for the first quarter of 2013.

Impact of Foreign Exchange on Operations
Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. For the first quarter of 2014, the value of the Mexican peso weakened from an average of 12.65 to the U.S. dollar in the first quarter of 2013 to 13.24 to the U.S. dollar. This had a positive impact on cash costs of approximately $37 per ounce of gold sold.

DEVELOPMENT AND EXPLORATION REVIEW

RAINY RIVER PROJECT, ONTARIO, CANADA

Rainy River is a bulk-tonnage gold project located approximately 50 kilometres northwest of Fort Frances, a city of approximately 8,000 people, located in Northwestern Ontario, Canada. The project property is located near infrastructure and comprises approximately 167 square kilometres of patented and unpatented mining and surface rights land claims and leasehold interests, which are 100% owned by Rainy River Resources Ltd., a wholly owned subsidiary of the Company. At December 31, 2014, Rainy River had 3.8 million ounces of Proven and Probable gold Reserves and 9.4 million ounces of Proven and Probable silver Reserves, with 6.2 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 14.6 million ounces of Measured and Indicated silver Resources, inclusive of Reserves. For a breakdown of reserves and resources by category and further information about reserve and resource estimates, refer to the Company’s annual information form dated March 28, 2014.

Project Review

Exploration
During the first quarter of 2014, exploration advancements at the Rainy River project included the completion of condemnation drilling and commencement of exploration drilling to test the potential for additional open pit resources in the immediate mine development area and along extensions of the Intrepid Zone. During the quarter the Company completed 116 condemnation and exploration holes totalling 30,489 metres.  The condemnation program is now complete and has confirmed the suitability of the proposed tailings storage facility. Exploration during the remainder of 2014 will focus on delineating additional mineral resources in the Western Zone and identifying and testing earlier stage targets within the greater project area.

Feasibility Study
On January 16, 2014, New Gold announced the results of its Feasibility Study for the Rainy River project.
Highlights include:

•	First nine years - average annual gold production of 325,000 ounces at total cash costs of $613 per ounce and all-in sustaining costs of $736 per ounce.
•	First nine years - average mill head grade of 1.44 grams per tonne gold.
•
Base case economics - at $1,300 per ounce gold, $22.00 per ounce silver and a 0.95 US$/C$ exchange rate, the Rainy River project has a pre-tax 5% net present value ("NPV") of $438 million, an internal rate of return ("IRR") of 13.1% and a payback period of 5.4 years.

•	Development capital costs of $885 million inclusive of a $70 million contingency.
•	Targeted commissioning in late 2016 with first year of full production in 2017.
•
Fourteen year mine life with direct processing of open pit and underground ore, at a rate of 21,000 tonnes per day, for the first nine years and processing of a combination of stockpile and underground ore thereafter.

Project Advancement
The purchase order for the mills and crushing equipment was awarded and a request for proposal for Engineering Procurement and Construction Management (“EPCM”) services was issued in January to five bidders. The bids were received in February, evaluated and the contract was awarded to AMEC Consultants Ltd. on March 31, 2014. Additionally, bids have been received for the open pit mobile equipment fleet and negotiations are underway. Subsequent to the quarter end on April 2, 2014, purchase orders were placed for this equipment. At the project site, engineering studies continued to evaluate geotechnical conditions near the plant site and survey crews were dispatched to layout limits for mine facilities.

Environmental and Permitting Activities
The Rainy River project is being reviewed through a coordinated Federal Environmental Assessment (“EA”) and Provincial Individual Environmental Assessment process. On January 17, 2014, the Final Environmental Assessment Report was released to Federal and Provincial Regulatory Agencies, Aboriginal groups and the general public for additional comment. The formal comment period ended on March 17, 2014. Comments are currently being reviewed and responded to.

The objective of final reclamation for the Rainy River project is to return the site to a productive condition on completion of mining activities. A conceptual closure plan consistent with regulatory requirements was part of the draft EA report issued for review and is also included in the final EA report. The formal Mine Closure Plan document, consistent with the Ontario Mining Act requirements, will be submitted later in the year concurrent with the Minister’s decision on the Provincial Individual EA. Reclamation will be completed progressively during operations as much as possible,, consistent with industry best practices. The Draft Mine Closure Plan was released to Aboriginal groups on March 19, 2014 for review. Comments received from the review of the Draft Mine Closure Plan will be incorporated into the final document as appropriate.

As previously reported, on March 22, 2012, Rainy River and six Rainy River area First Nations, being Naicatchewenin First Nation, Rainy River First Nations, Mitaanjigamiing First Nation, Couchiching First Nation, Lac La Croix First Nation and Seine River First Nation (collectively the "First Nations"), entered into a Participation Agreement (“PA”) with respect to the development and operation of the Rainy River project.  The PA was developed with the First Nations in order to define their participation in the development and operation of the Rainy River project.  The PA identifies key project milestones to be met through mutual cooperation and consultation with the First Nations, as the Rainy River project progresses with mine environmental assessment and permitting.  The PA reflects the Rainy River’s continued commitment to environmental stewardship, respect for traditional Aboriginal culture and values, and the need for economic sustainability.

In support of project permitting, Rainy River has been meeting with Aboriginal groups and expects to complete additional agreements.

Project Costs
Capital expenditures totalled $8.8 million for the first quarter of 2014. There is no comparative for the prior year period as Rainy River was acquired in the second half of 2013.

 BLACKWATER PROJECT, BRITISH COLUMBIA, CANADA

Blackwater is a bulk-tonnage gold project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure. At December 31, 2013, Blackwater had 8.2 million ounces of Proven and Probable gold Reserves and 60.8 million ounces of Proven and Probable silver Reserves, with 9.5 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 70.1 million ounces of Measured and Indicated silver Resources, inclusive of Reserves. For a breakdown of reserves and resources by category and further information about reserve and resource estimates, refer to the Company’s annual information form dated March 28, 2014. New Gold also owns a 100% interest in the Capoose mineral prospect, located approximately 25 kilometres west of the Blackwater deposit.

Project Review

Exploration
During the first quarter of 2014, Blackwater project exploration efforts continued with the consolidation of results from the 2013 exploration program. To date, surface exploration work at Blackwater has been conducted over approximately 50% of the over 1,000 square kilometre project land position. This work has resulted in the identification of 14 new prospective target areas meriting future follow-up. The 2014 field program is scheduled to commence during the second quarter and will involve additional surface targeting work in combination with approximately 12,000 metres of exploration drilling directed toward those prospects offering the best potential for a new discovery in the near term.

Environmental and Permitting Activities
The following activities related to permitting of the Blackwater project and 2014 exploration were completed:

•	Nearly completed Environmental Assessment report for filing with key stakeholders in the second quarter.
•	Initiated key engineering studies, for components such as the transmission line, the tailings storage facility and water management, in order to support the broader permitting effort.
•	Continued discussions on Participation Agreements for construction and operation of the mine with neighbouring key First Nations.
•	Continued meeting with Community Liaison Committee comprised of local government leaders.
•	Signed Environmental Assessment Capacity Agreement with Saik’uz First Nation.

Project Costs
Capital expenditures totalled $5.7 million for the first quarter of 2014, compared to $14.5 million in the prior year period.

 EL MORRO PROJECT, ATACAMA REGION, CHILE

El Morro is a copper-gold development project located in north-central Chile, Atacama Region, and is accessible from the Chilean city of Vallenar, via 129 kilometres of road. El Morro is a world-class project with low expected cash costs and great organic growth potential. As at December 31, 2013, attributable to New Gold’s 30% share of the project are Proven and Probable gold Reserves of 2.7 million ounces and Proven and Probable copper Reserves of 2.0 billion pounds. For a breakdown of reserves and resources by category and further information about reserve and resource estimates, refer to the Company’s annual information form dated March 28, 2014. The El Morro and La Fortuna deposits represent the principal zones of gold-copper mineralization that have been identified to date. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current La Fortuna open pit.

New Gold holds a fully carried 30% interest in Sociedad Contractual Minera El Morro (“El Morro”), the Chilean developer and operator of the El Morro project, with the remaining 70% held by Goldcorp Inc. (“Goldcorp”). Pursuant to a carried funding loan agreement between New Gold and Goldcorp, Goldcorp is responsible for funding New Gold's 30% share of the project’s capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.  New Gold has drawn down $80.5 million of carried funding at March 31, 2014. New Gold had no cash outlay in the first quarter of 2014 and 2013, respectively. New Gold’s 30% of project spending, excluding interest, was $1.2 million and $5.8 million for the first quarters of 2014 and 2013, respectively.

The Chilean Environmental Permitting Authority (“Servicio de Evaluacion Ambiental” or “SEA”), approved the El Morro project’s environmental permit in March 2011.  On April 27, 2012, the Supreme Court of Chile issued a decision suspending the approval of El Morro’s environmental permit.  Based on the Supreme Court’s decision, El Morro suspended all project field work being executed under the terms of the environmental permit.  Activities not subject to the environmental permit, including detailed engineering, design work and architectural planning, continued.  During the period of temporary suspension, El Morro worked with the Chilean authorities and local communities to address any perceived deficiencies in respect of the environmental permit.  El Morro subsequently filed an addendum to its environmental permit and El Morro’s environmental permit was reinstated on October 22, 2013.  Certain local communities and groups filed constitutional actions challenging the reinstated permit, and on November 22, 2013, the Copiapo Court of Appeals granted an injunction suspending development of the El Morro project.  On April 28, 2014, the Copiapo Court of Appeals rejected the constitutional actions and consequently the injunction was lifted.

Project activities during 2014 will continue to focus on gathering information to support permit applications and optimization of the project economics, including securing a long-term power supply. El Morro remains committed to continued productive interaction and engagement with the community and authorities.

See the "Contingencies" section of this MD&A for more details.

FINANCIAL CONDITION REVIEW

SUMMARY BALANCE SHEET
	March 31	December 31
(in millions of U.S. dollars, except where noted)	2014	2013
Cash and cash equivalents	438.1	414.4
Current assets	243.7	243.6
Non-current assets	3,558.4	3,541.0
Total assets	4,240.2	4,199.0

Current liabilities	93.5	90.2
Non-current liabilities excluding long-term debt	557.5	526.4
Long-term debt	865.0	862.5
Total liabilities	1,516.0	1,479.1

Total equity	2,724.2	2,719.9
Total liabilities and equity	4,240.2	4,199.0

BALANCE SHEET REVIEW
Assets
Total assets were $4,240.2 million at March 31, 2014, compared to $4,199.0 million at December 31, 2013. The one percent increase in assets is primarily attributable to increases in mining interests. Mining interests consist of the Company’s mining properties, development projects and property, plant and equipment. During the current quarter, the Company spent $56.6 million primarily focused on mine development at New Afton, and continued project advancement at Rainy River and Blackwater. Other significant assets include cash and cash equivalents and inventories.

Liabilities
Total liabilities were $1,516.0 million at March 31, 2014, compared to $1,479.1 million at December 31, 2013. The two percent increase in liabilities is attributable to reclamation obligations, deferred tax liabilities and long-term debt.

Reclamation and Closure Cost Obligations
The Company’s asset retirement obligations consist of reclamation and closure costs for Mesquite, Cerro San Pedro, Peak Mines, New Afton and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term discounted portion of the liability at March 31, 2014 is $64.0 million compared to $61.4 million at December 31, 2013. Changes in the liability compared to December 31, 2013 is primarily due to decreases in the discount rate used in the fair value calculation of the liability. The Company intends to spend $1.5 million in the current year on reclamation activities, and the remainder in future periods.

Long-Term Debt
The majority of the Company’s contractual obligations consists of long-term debt and interest payable. At March 31, 2014, the Company had $865.0 million in long-term debt compared to $862.5 million at December 31, 2013. For the three months ended March 31, 2014, the Company capitalized interest of $7.8 million to qualifying development projects: $4.9 million of which has been allocated to Blackwater and the remaining $2.9 million to Rainy River. This compares to $4.0 million of capitalized interest for the prior year period, all of which was allocated to Blackwater.

On April 5, 2012, the Company issued Senior Unsecured Notes denominated in U.S. dollars, which mature and become payable on April 15, 2020 and bear an interest rate of 7% per annum. At March 31, 2014, the face value of these notes totalled $300 million and the carrying amount totalled $293.5 million. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 each year.

On November 15, 2012, the Company issued additional Senior Unsecured Notes denominated in U.S. dollars. These notes mature and become payable on November 15, 2022 and bear interest at a rate of 6.25% per annum. At March 31, 2014, the face value of these notes totalled $500 million and the carrying amount totalled $491.0 million. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 each year.

On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“the Credit Facility”) with a syndicate of banks. The amount of the Credit Facility will be reduced by $50.0 million if Cerro San Pedro is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute. However, the full $50.0 million of credit will be reinstated if operations at Cerro San Pedro resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period. The Credit Facility is for general corporate purposes, including acquisitions. The Credit Facility, which is secured on the Company’s operating assets at Mesquite, Peak Mines and Cerro San Pedro and a pledge of certain subsidiaries’ shares, expires on December 14, 2014, with annual extensions permitted. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

		March 31	December 31
	Financial covenant	2014	2013
Minimum tangible net worth ($1.38 billion + 25% of positive quarterly net income)	> $1.51 billion	$3.10 billion	$3.10 billion
Minimum interest coverage ratio (EBITDA to interest)	> 4.0 : 1	5.7: 1	5.7: 1
Maximum leverage ratio (net debt to EBITDA)	< 3.0 : 1	1.3: 1	1.3: 1

Other amendments included a reduction in fees and the use of net debt, rather than total debt, as a measure of leverage for the purpose of covenant tests. As a result of this amendment and extension, the interest margin on drawings under the Credit Facility ranges from 1.25% to 3.50% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range between 0.56% and 0.88% depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate for standby fees is 0.63% as at March 31, 2014.

As at March 31, 2014, the Company has not drawn any funds under the Credit Facility; however the Credit Facility has been used to issue letters of credit of A$10.3 million for Peak Mines’ reclamation bond for the State of New South Wales, C$3.2 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$9.5 million for New Afton’s reclamation requirements, C$2.4 million for Blackwater’s reclamation requirements, $1.0 relating to worker’s compensation security at Mesquite and $18.8 million relating to environmental and reclamation requirements at Cerro San Pedro. The annual fees are 1.60% of the value of the outstanding letters of credit which totalled $42.9 million as at March 31, 2014.

Current and Deferred Income Taxes
The net deferred income tax liability increased from $210.0 million on December 31, 2013 to $236.1 million on March 31, 2014. This increase is explained by the recognition of a deferred tax liability of $9.0 million as a result of increased profitability at the New Afton Mine in Canada which utilizes the deferred tax assets that were set off against the net deferred tax liability. Additionally the weakening of the Canadian dollar resulted in an increase in the deferred tax liabilities associated with the non-monetary asset by $12.3 million.

The current income tax receivable balance was $31.8 million at December 31, 2013 compared to $30.0 million at March 31, 2014 as the Company is still awaiting refunds in Mexico, USA and Australia from prior year returns.

LIQUIDITY AND CASH FLOW
As at March 31, 2014, the Company had cash and cash equivalents held by continuing operations of $438.1 million compared to $414.4 million at December 31, 2013. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The change in cash in the quarter ended March 31, 2014 was driven by strong operating cash flow and reduced capital expenditures relative to the prior year period.

The Company’s cash flows from operating, investing and financing activities, as presented in the Condensed Consolidated Statement of Cash Flows, are summarized in the following table for the three months ended:

	March 31	March 31
(in millions of U.S. dollars)	2014	2013
Cash generated from operating activities	81.4	58.5
Cash used in investing activities	(56.1)	(76.2)
Cash generated from financing activities	0.6	3.4
Effect of exchange rate changes on cash and cash equivalents	(2.2)	(1.1)
Change in cash and cash equivalents	23.7	(15.4)

Operating activities
Cash generated from operating activities during the three months ended March 31, 2014 increased 39% to $81.4 million. Operational cash flow benefitted from the increased copper production at New Afton, which sold an additional 9.4 million pounds of copper compared to the prior year period. However, the increased sales volume was offset by lower realized prices on all metals, in conjunction with similar sales volumes of gold and silver when compared to the first quarter of 2013. The Company further benefitted from operational cash flows through improved cost management and operational efficiencies at the mine sites.

During the quarter, cash taxes paid by the Company were $0.1 million compared to $9.7 million in the prior year period. The decrease in cash tax payments is primarily due to the geographical mix of profits. Specifically a higher proportion of profits for the first quarter of 2014 were earned in Canada where the Company is utilizing its tax attributes compared to the prior year period where a greater proportion of profits were earned in the United States, Australia and Mexico. Additionally the Company received a refund of $1.5 million as a result of filing amended returns in Australia and benefitted from paying lower tax instalments in the first quarter of 2014 compared to the same prior year period in Mexico.

Investing activities
Cash used in investing activities is primarily for the continued capital investment in our operations. Spending decreased 26% compared to the first quarter of 2013 to $56.1 million. The majority of the reduction in cash outlay was at New Afton with lower growth capital expenditures in 2014. During the first quarter of 2013, New Afton incurred costs related to the east cave and gyratory crusher. Investing at the other mine sites is due to timing of expenditures based on project requirements.

The following table summarizes the capital expenditures (Mining Interest per the Consolidated Statement of Cash Flows) for the three months ended:

	March 31	March 31
(in millions of U.S. dollars)	2014	2013
New Afton	21.0	42.0
Mesquite	3.8	3.4
Peak Mines	6.0	13.4
Cerro San Pedro	11.2	3.1
Rainy River	8.8	-
Blackwater	5.7	14.5
Other	0.1	-
	56.6	76.4

In the opinion of management, the working capital at March 31, 2014, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. New Gold is not required to fund any of the development capital for El Morro, as under the agreement with Goldcorp, the Company’s 30% share is fully funded and both principal and interest will be repaid solely from future cash generated from New Gold’s share of El Morro’s distributable cash flows. The Company also expects it will not need external financing to repay its outstanding debt in 2020 and 2022, assuming the continuation of prevailing commodity prices, exchange rates and operations per mine plans.

However, the Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper. Taking into consideration volatile equity markets, global uncertainty in the capital markets and cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while continuing production at its current operations. In addition, cash projections may require revision if any further acquisitions or external growth opportunities are realized.

COMMITMENTS
The Company has entered into a number of contractual commitments for capital items related to operations and development. At March 31, 2014, these commitments totalled $134.0 million, $91.7 million of which are expected to fall due over the next 12 months. This compares to a balance of $44.5 million at December 31, 2013. The increase is due to Rainy River signing of the EPCM contract with AMEC Consultants Ltd. and commitments for long lead items.

CONTINGENCIES
In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

El Morro Project
SEA, the Chilean environmental permitting authority, approved the El Morro project’s environmental permit in March 2011. However, a constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. El Morro, the Chilean company jointly held by the Company and Goldcorp and which owns and operates the El Morro project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the Indigenous people that form the CAHA. SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012. Based on the Supreme Court’s decision, El Morro immediately suspended all project field work being executed under the terms of the environmental permit. On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court and on October 22, 2013, El Morro’s environmental permit was reinstated.  Certain local communities and groups filed constitutional actions challenging the reinstated permit, and on November 22, 2013 the Copiapo Court of Appeals granted an injunction suspending development of the El Morro project.  On April 28, 2014, the Copiapo Court of Appeals rejected the constitutional actions and consequently the injunction was lifted.

Cerro San Pedro Mine
In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted.  The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life.  While historically these authorizations have been renewed, extended or re-issued without incident, in late 2013 the annual construction and operations licenses issued by the Municipality of Cerro de San Pedro in San Luis Potosì were subject to numerous inappropriate conditions. The application of the conditions was suspended by the State Contentious and Administrative Tribunal.  As of April 29, 2014, MSX remains in a dispute with the Municipality regarding certain conditions relating to the annual licenses. MSX may not ultimately prevail in court proceedings regarding the terms and conditions of such licenses.  This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

CONTRACTUAL OBLIGATIONS
The following is a summary of the Company’s payments due under contractual obligations:

CONTRACTUAL OBLIGATIONS

Payments due by period
(in millions of U.S. dollars)	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years	Total
Long-term debt	-	-	-	880.5	880.5
Interest payable on long-term debt	52.3	104.5	104.5	156.5	417.8
Operating lease commitments(1)	12.2	16.3	0.6	1.5	30.6
Capital expenditure commitments(1)	91.7	42.3	-	-	134.0
Reclamation and closure cost obligations	1.5	3.0	7.0	79.0	90.5
Total contractual obligations	157.7	166.1	112.1	1,117.5	1,553.4
1.	Certain contractual commitments may contain cancellation clauses however, the Company discloses the contractual maturities of these commitments based on management’s intent to fulfill the contract.

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of Senior Unsecured Notes issued on April 5, 2012 and November 15, 2012. Refer to the section “Financial Condition Review – Balance Sheet Review – Long-term debt” for further details.

RELATED PARTY TRANSACTIONS
The Company did not enter into any related party transactions for the quarter ended March 31, 2014.

OFF-BALANCE SHEET ARRANGEMENTS
The Company has no off-balance sheet arrangements.

OUTSTANDING SHARES
As at April 29, 2014, there were 503,631,825 common shares of the Company outstanding. The Company had 11,635,480 stock options outstanding under its share option plan, exercisable for 11,635,480 common shares. In addition, the Company had 27,899,865 common share purchase warrants outstanding exercisable for 27,899,865 common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES
Total Cash Costs per Gold Ounce
“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company.  To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, we have also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the cost may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flows from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs per Gold Ounce
“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized definition under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flows from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are classified as growth.  Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as growth and are excluded.  The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement.  The definition of sustaining versus growth is similarly applied to capitalized and expensed exploration costs.  Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as growth and are excluded.

Costs excluded from all-in sustaining costs are growth capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

To provide additional information to investors, we have also calculated all-in sustaining costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the cost may be, to arrive at per ounce or per pound figures.

TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS PER OUNCE RECONCILIATION
The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of total cash costs to all-in sustaining costs is below.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2014	2013
Operating expenses from continuing operations	98.5	106.1
Treatment and refining charges on concentrate sales	8.8	7.3
Adjustments(1)	(0.2)	(0.3)
Total cash costs before by-product revenue	107.1	113.1
By-product copper and silver sales	(83.2)	(66.9)
Total cash costs net of by-product revenue	23.9	46.2
Ounces of gold sold	94,052	95,181
Total cash costs per gold ounce sold ($/ounce)	254	485
Total cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	658	793
Total cash costs net of by-product revenue	23.9	46.2
Sustaining Capital Expenditures(3)	27.6	36.8
Sustaining exploration - expensed & capitalized	2.2	2.7
Corporate G&A including share based compensation(4)	8.4	9.5
Reclamation expenses	1.3	0.4
Total all-in sustaining costs	63.4	95.6
All-in sustaining costs per gold ounce sold ($/ounce)	674	1,004
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	908	1,147
1.	Adjustments include non-cash items related to royalties and asset retirement obligations.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produceda on a percentage of revenue basis.

3.	See “Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	This is the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

SUSTAINING CAPITAL EXPENDITURE RECONCILIATION
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2014	2013
Mining Interests per statement of cash flows	56.6	76.4
Blackwater growth capital expenditure	(5.7)	(14.5)
New Afton growth capital expenditure (1)	(4.8)	(23.3)
Cerro San Pedro growth capital expenditure (2)	(8.8)	(0.4)
Rainy River growth capital expenditure	(8.8)	-
Sustaining capitalized exploration included in mining interests	(0.9)	(1.4)
Sustaining Capital Expenditures	27.6	36.8
1.
Current quarter growth capital expenditure at New Afton relates to the mill expansion and the preliminary economic assessment and exploration for the C-zone. Prior quarter costs relate to east cave development and costs relating to the gyratory crusher.

2.	Growth capital expenditure at Cerro San Pedro is the capitalized stripping costs related to the Phase 5 pushback.

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which excludes the following from net earnings:

•	Impairment losses;
•	Gains (losses) on Fair Value through Profit and Loss financial assets;
•	Ineffectiveness of hedging instruments;
•	Fair value changes of non-hedged derivatives such as share purchase warrants and the prepayment option on our convertible debt;
•	Gains (losses) on foreign exchange; and
•	Other non-recurring items.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statement.  Key entries in this grouping are: the fair value changes for share purchase warrants, foreign exchange gain or loss and other non-recurring items. Other adjustments also include the non-cash accounting charge as the loss incurred on the monetization of the company’s legacy hedge position is realized into income over the original term of the hedge contract, which is included in revenue. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net earnings, the reversal of tax on an adjusted basis is also minimal. The current period adjusted tax excludes an adjustment for the impact of the increase in the Chilean Category 1 income tax rate which was enacted in the first quarter of 2013, as well as the impact of adjustments to uncertain tax positions. Also, the prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

The Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure. The reconciliation of net earnings to adjusted net earnings is below.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2014	2013
Net earnings (loss) before taxes	5.5	48.7
Loss on foreign exchange	18.8	5.6
Unrealized gain on share purchase warrants	(2.3)	(22.6)
Loss on hedge monetization over original term of hedge	6.8	-
Other	(0.3)	1.2
Adjusted net earnings before tax	28.5	32.9

Income tax expense	(7.3)	(12.4)
Income tax adjustments	(3.0)	0.1
Adjusted income tax expense	(10.3)	(12.3)

Adjusted net earnings	18.2	20.6
Adjusted earnings per share (basic)	0.04	0.04
Adjusted effective tax rate	36%	37%

Cash generated from operations, excluding working capital changes and income taxes paid
“Cash generated from operations, excluding working capital changes and income taxes paid” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period.

Cash generated from operations, excluding working capital changes and income taxes paid, is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

CASH GENERATED FROM OPERATIONS, EXCLUDING WORKING CAPITAL CHANGES AND INCOME TAXES PAID RECONCILIATION

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2014	2013
Net cash generated from operations	81.4	58.5
Add back: Change in non-cash operating working capital	8.7	12.9
Add back: Income taxes paid	0.1	9.7
Cash generated from operations, excluding working capital changes and income taxes paid	90.2	81.1

Operating Margin
“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as revenues less operating expenses and therefore does not include depreciation and depletion.

Operating margin is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

OPERATING MARGIN RECONCILIATION
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2014	2013
Revenues	190.5	201.8
Less: Operating expenses	(98.5)	(106.1)
Operating margin	92.0	95.7

Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price includes realized gains and losses from gold hedge settlements up until May 15, 2013 but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the non-cash accounting charge as the loss incurred on the monetization of the company’s legacy hedge position is realized into income over the original term of the hedge contract.

Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

AVERAGE REALIZED PRICE RECONCILIATION
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2014	2013
Revenues from gold sales	123.0	142.2
Ounces of gold sold	94,052	95,181
Average realized price per ounce of gold sold	1,308	1,494

ENTERPRISE RISK MANAGEMENT

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Company’s unaudited consolidated financial statements and related notes, as well as other continuous disclosure documents. Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation. For details of risk factors, please refer to the 2013 year end audited consolidated financial statements and our latest Annual Information Form, dated March 28, 2014 and filed on SEDAR at www.sedar.com.

GENERAL RISKS

Environmental Risk
The Company is subject to environmental regulation in Canada, the United States, Australia and Mexico, where it operates, as well as in Canada and Chile with respect to its development properties.  In addition, the Company will be subject to environmental regulation in any other jurisdictions where it may operate or have development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties.

The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results from operations.  Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  The Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail the Company’s operations.

Other Regulatory Risk
The Company is and will also be subject to other government regulations such as tax reforms. New Gold is continuing to monitor the progress of changes in tax reform in the Company’s mining jurisdictions.

The 2014 Chilean Tax Reform Bill was announced on April 1 2014. This has not been enacted yet however if the proposals are enacted as proposed then the deferred tax liability in relation to the purchase price bump relating to the El Morro and the Rio Figueroa mines could increase materially.

FINANCIAL RISK MANAGEMENT
The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 2 of the audited consolidated financial statements for the year ended December 31, 2013.

As at March 31, 2014
(in millions of U.S. dollars)	Loans and receivables at amortized cost	Fair Value through Profit & Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	438.1	-	-	-	438.1
Trade and other receivables	24.4	-	-	-	24.4
Provisionally prices contracts	-	(5.5)	-	-	(5.5)
Copper swap contracts	-	1.8	-	-	1.8
Investments	-	-	0.5	-	0.5
Financial liabilities
Trade and other payables	-	-	-	92.0	92.0
Long-term debt	-	-	-	865.0	865.0
Warrants	-	24.5	-	-	24.5
Performance share units	-	1.2	-	-	1.2
Share award units	-	1.3	-	-	1.3

As at December 31, 2013
(in millions of U.S. dollars)	Loans and receivables at amortized cost	Fair Value through Profit & Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	414.4	-	-	-	414.4
Trade and other receivables	20.5	-	-	-	20.5
Provisionally priced contracts	-	1.3	-	-	1.3
Copper swap contracts	-	(2.5)	-	-	(2.5)
Investments	-	-	0.5	-	0.5
Financial liabilities
Trade and other payables	-	-	-	88.6	88.6
Long-term debt	-	-	-	862.5	862.5
Warrants	-	27.8	-	-	27.8
Performance share units	-	0.8	-	-	0.8
Share award units	-	0.9	-	-	0.9

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of an unexpected loss arising if a party to the Company’ financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at March 31, 2014 is not considered to be high.
The Company’s maximum exposure to credit risk at March 31, 2014 and 2013 is as follows:

	March 31	December 31
(in millions of U.S. dollars)	2014	2013
Cash and cash equivalents	438.1	414.4
Trade receivables	20.7	19.3
Total financial instruments subject to credit risk	458.8	433.7

The aging of accounts receivable at March 31, 2014 and 2013 is as follows:
						March 31	December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2014 Total	2013 Total
New Afton(1)	7.5	-	(0.4)	(0.8)	(0.6)	5.7	5.9
Cerro San Pedro	3.7	1.6	0.2	1.9	4.5	11.9	8.5
Mesquite	0.1	-	-	-	-	0.1	0.4
Peak Mines(1)	2.1	0.2	-	-	-	2.3	3.0
Rainy River project	0.4	-	-	-	-	0.4	0.8
Blackwater project	0.3	-	-	-	-	0.3	0.5
Corporate	-	-	-	-	-	-	0.2
Total trade receivables	14.1	1.8	(0.2)	1.1	3.9	20.7	19.3
(1)	Unsettled provisionally priced concentrate contracts and copper swap contracts are expected to settle between April and August 2014.

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 20 to our audited consolidated financial statements for the year ended December 31, 2013.

The Company sells its gold and copper concentrate production from New Afton to six different customers under off-take contracts. The Company sells its gold and copper concentrate production from Peak Mines to one customer under an off-take contract. While there are alternative customers in the market, loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20 to our audited consolidated financial statements for the year ended December 31, 2013.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

					March 31	December 31
(in millions of U.S. dollars)	Less than 1 year		4-5 years	After 5 years	2014 Total	2013 Total
		2-3 years
Trade and other payables	93.4	0.1	-	-	93.5	90.2
Long-term debt	-	-	-	880.5	880.5	878.4
Interest payable on long-term debt	52.3	104.5	104.5	156.5	417.8	417.8
Provisionally priced contracts net of copper swap contracts	3.7	-	-	-	3.7	(2.5)
	149.4	104.6	104.5	1,037.0	1,395.5	1,383.9

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

Currency Risk
The Company operates in Canada, the United States, Australia, Mexico and Chile. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i. Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii. Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents; investments; accounts receivable; reclamation deposits; accounts payable and accruals; reclamation and closure cost obligations; and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

As at March 31, 2014
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	54.8	3.7	1.8	-
Trade and other receivables	7.6	1.6	11.8	-
Trade and other payables	(28.7)	(15.7)	(21.7)	-
Reclamation and closure cost obligations	(18.0)	(16.9)	(18.7)	-
Warrants	(24.4)	-	-	-
Share award units	(1.6)	-	-	-
Gross balance exposure	(10.3)	(27.3)	(26.8)	-

As at December 31, 2013
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	61.5	2.0	0.8	-
Trade and other receivables	7.3	3.0	8.6	-
Trade and other payables	(41.3)	(22.2)	(22.6)	-
Reclamation and closure cost obligations	(17.3)	(15.6)	(18.6)	-
Warrants	(27.8)	-	-	-
Share award units	(1.6)	-	-	-
Gross balance exposure	(19.2)	(32.8)	(31.8)	-

iii. Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	March 31	December 31
(in millions of U.S. dollars)	2014	2013
Canadian dollar	(1.0)	(1.9)
Australian dollar	(2.7)	(3.3)
Mexican peso	(2.7)	(3.2)
Chilean peso	-	-
Total translation risk exposure	(6.4)	(8.4)

Interest Rate Risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Credit Facility interest is variable; however, the Credit Facility is undrawn as at March 31, 2014.
The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $4.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.

Price Risk
The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic conditions;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other large holders, including speculators;
•	demand for jewellery containing gold; and
•	investment activity, including speculation, in gold as a commodity.

For the quarter ended March 31, 2014, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,221 to $1, 385 per ounce, and by copper prices in the range of $2.92 to $3.37 per pound. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. As at March 31, 2014, working capital includes unpriced gold and copper concentrate receivables totalling 25,101 ounces of gold and 33.2 million pounds of copper. A $100 change in the gold price per ounce would have an impact of $2.5 million on the Company’s working capital. A $0.10 change in the copper price per pound would have an impact of $3.3 million on the Company’s working capital position.
The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives.  The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition. The Company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

Three months ended March 31
	2014	2014	2013	2013
(in millions of U.S. dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	12.3	-	14.2	17.7
Silver price	0.7	-	1.1	-
Copper price	7.5	-	5.5	-
Fuel price	2.2	-	1.7	-
Warrants	2.4	-	5.6	-
Share aware units	0.4	-	0.5	-
Total price risk exposure	25.5	-	28.6	17.7

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

CRITICAL JUDGMENTS IN THE APPLICATION OF ACCOUNTING POLICIES

(i) Commencement of commercial production
Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	The completion of a reasonable period of testing of the mine plant and equipment has occurred;
•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore has been attained.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

(ii) Functional currency
The functional currency for each of the Company’s subsidiaries and equity investments is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

(iii) Determination of economic viability
Management has determined that exploratory drilling, evaluation, development and related costs incurred on the Blackwater and Rainy River development projects have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Mineral Reserves, operating management expertise, existing permits, the expectation of receiving additional permits and life-of-mine plans.

(iv) Carrying value of long-lived assets and impairment charges
In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist of but are not limited to the prolonged significant decline in commodity prices, unfavourable changes to the legal environment in which the entity operate and evidence of long-term reduced production of the asset. If an impairment indicator is identified, the Company compares the carrying value of the asset against the recoverable amount. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Indicators of impairment existed at the Cerro San Pedro cash generating unit (“CGU”). At Cerro San Pedro the Company updated its Reserves and Resources statement, which has reduced the Resource estimate at the CGU, and updated the Life of Mine (“LOM”) plan, which revised the expected production profile going forward. Additionally a 7.5% tax-deductible mining duty was enacted in Mexico during the first quarter of 2014, which will affect the cash flows at the mine site. The Rainy River and Blackwater projects have also recently published their feasibility studies and, as is standard practice in the industry, the Company tested the projects for impairment. The results of the assessment, including the significant estimates and assumptions used, are set out in Note 11 of the audited consolidated financial statements.

(v) Impairment of available for sale securities
In assessing whether there is any objective evidence that suggests that equity securities are impaired, management considers factors which include the length of time and extent the fair value has been below cost, along with management’s assessment of the financial condition, business and other risks of the issuer. Management weighs all these factors to determine the impairment, but to the extent that management judgment may differ from the actual experience of the timing and amount of the recovery of the fair value, the estimate for impairment could change from period to period based upon future events that may or may not occur, and the conclusion for the impairment of the equity securities may differ.

(vi) Determination of CGU
In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows largely independent of cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualify as an individual CGU. Each of these assets generates cash inflows that are independent of the other assets and therefore qualify as an individual asset for impairment testing purposes.

(vii) Determination of purchase price allocation
Business combinations require the Company to determine the identifiable asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. This requires management to make judgments and estimates to determine the fair value, including the amount of Mineral Reserves and Resources acquired, future metal prices, future operating costs, capital expenditure requirements and discount rates. The Company employs third party independent valuators to assist in this process.

KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

(i) Revenue recognition
Revenue from sales of concentrate is recorded when the rights and rewards of ownership pass to the buyer. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well.

(ii) Inventory valuation
Management values inventory at the average production costs or net realizable value (“NRV”). Average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold and silver are recovered. Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

(iii) Mineral Reserves and Resources
The figures for Mineral Reserves and Mineral Resources are determined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards as required under National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the Mineral Reserves and estimates. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

(iv) Estimated recoverable ounces
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(v) Deferred income taxes
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life-of-mine projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and can be implemented without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations
The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

FUTURE CHANGES IN ACCOUNTING POLICIES

Financial instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”), however, no mandatory effective date has currently been defined. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss (“FVTPL”), financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are Resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) has released an updated version of its Internal Control – Integrated Framework in May 2013 which sets the criteria on which management bases its assessment of the Company’s Internal Control for Financial Reporting. The updated Framework is intended to strengthen the existing Control Framework by taking into account changes in the business environment and operations by developing a more formal structure for the design and evaluation of the effectiveness of internal controls.

The updated Framework is effective on December 15, 2013 and management will comply with the new 2013 update COSO Framework on or before December 15, 2014.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at March 31, 2014. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by COSO. Based on our assessment, management has concluded that, as at March 31, 2014, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s internal control over financial reporting as at December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2013. Deloitte LLP as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2013, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this MD&A.

CAUTIONARY NOTES
CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Report are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on November 27, 2010 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and Resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category.   Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made.  Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources that are not Mineral Reserves will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance is “forward looking” in nature. All statements in this MD&A, other than statements of historical fact, that address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the headings “2014 Outlook”, “Economic Outlook”, “Liquidity and Capital Resources Outlook” and “Contractual Obligations”, and include, among others, statements with respect to: guidance for production; total cash costs and all-in sustaining costs, expected mining activities; exploration potential, planned exploration and drilling activities and the goals and expected results of exploration efforts; the adequacy of liquidity and capital resources including cash flows; the estimation of Mineral Reserves and Resources and the realization of such estimates; the results of the Rainy River feasibility study, including expected production, costs, mine life, mining and processing methods and rates, grades, stockpiling plan, NPV, IRR, and payback period (and related sensitivities); the timing of permitting activities and environmental assessment processes; expected timing of project development activities, including targeting timing for commissioning and full production at Rainy River; project activities at El Morro; expected reclamation and closure costs; the outlook for gold prices; and goals for corporate development activities and corporate social responsibility.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, the Annual Information Form and the Technical Reports filed by New Gold. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no signification disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River and Blackwater projects being consistent with New Gold’s current expectations; (8) all environmental approvals (including the environmental assessment processes for the Rainy River and Blackwater projects), required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; and (9) the results of the feasibility studies for the Rainy River project and the Blackwater project being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated Reserves and Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where the courts have temporarily suspended certain activities by El Morro pending litigation relating to its environmental permit; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Reserves; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River and Blackwater projects; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for the Rainy River project; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment processes for the Rainy River and Blackwater projects. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION
The scientific and technical information contained in this MD&A has been reviewed and approved by Mark Petersen, a Qualified Person under NI 43-101 and an officer of New Gold.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s December 12, 2013 news release entitled “New Gold Announces Blackwater Feasibility Study Results” and the related Technical Report filed on January 22, 2014, New Gold’s January 16, 2014 news release entitled “New Gold Announces its Rainy River Feasibility Study Results” and related Technical Report filed on February 14, 2014 and the NI 43-101 Technical Reports for its other material properties, all of which are available at www.sedar.com, contain further details regarding Mineral Reserve and Resource estimates, classification and reporting parameters for each of New Gold's mineral properties.